Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

IronNet Expands Collective Defense in Singapore to Defend Against Cyberattacks

Adoption rate quadrupled in Singapore as industries join forces to strengthen their security posture in proactive defence

SINGAPORE—August 12, 2021—IronNet, in its mission to transform cybersecurity through Collective Defense, today announced that it is making the technology of its flagship Collective Defense solution available to all Singapore enterprises.

IronNet’s Collective Defense platform empowers organizations to stay ahead of evolving threats and better defend their network through real-time cyber attack intelligence sharing and collaboration across industries and sectors. The platform leverages behavioral analytics and artificial intelligence to deliver visibility across enterprise ecosystems, group-level detection and correlation, and instant collaboration with fellow defenders.

General (Ret.) Keith Alexander, Founder and Co-CEO at IronNet Cybersecurity said, “It is very exciting to see IronNet’s Collective Defense platform expanding globally into Singapore. Our approach is truly a revolutionary one, enabling AI-based threat detection and collaboration across enterprises for a stronger, more proactive cyber defense.”

Gaurav Chhiber, VP of Asia Pacific and Japan at IronNet, said, “In the spirit of National Day this month, we are heartened to see strong adoption for Collective Defense across Singapore as more organizations realize they can maximise the effectiveness of their security investments against cyber threats through collaboration, and empower the nation with a transformational cyber defense. Given the shortage of skilled cybersecurity operations resources coupled with rapidly evolving cyber threats, it is vital to build a cyber defense framework that can leverage our collective wisdom across enterprises and help scale over time. This expansion of the Singapore Collective Defense community allows businesses in Singapore to detect threats together and defend together.”

Participants for IronNet’s Collective Defense platform in Singapore include leading organizations from the finance, energy, aviation and media sector. “As the latest addition to the Collective Defense platform in Singapore, SATS is thrilled to be a member of this community,” said Donald Lum, Senior Vice President and Head of Group Technology at SATS, Asia’s leading provider of food solutions and gateway services for airlines, foodservice chains, retailers and institutions as well as cruise lines, freight forwarders, postal services and eCommerce companies respectively in over 55 locations and 14 countries across the Asia Pacific, UK, and Middle East. “We look forward to engaging with the aviation sector through an ecosystem approach to help build an early warning threat detection system across our supply chain,” he added.

Visit ironnet.com for more information.

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today. In March of 2021, IronNet and LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL”) announced that they entered into a definitive business combination agreement that will result in IronNet becoming a public company. Upon the closing of the transaction, expected in the third quarter of 2021, the combined company will be named “IronNet, Inc.” and its common stock will be listed on the New York Stock Exchange and trade under the ticker symbol “IRNT.”

Media Contact: Kate Duchaney: ironnet@matternow.com

IronNet Investor Contacts: Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. The Registration Statement was declared effective by the SEC on August 6, 2021 and the definitive proxy statement/prospectus is being mailed to stockholders of LGL as of July 19, 2021. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.